SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Immersion Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

452521107
(CUSIP Number)

Acacia Research Corporation
4 Park Plaza, Suite 550
Irvine, California 92614
(949) 480-8300

with a copy to:
Aneliya Crawford, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Acacia Research Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,619,397 shares of Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,619,397 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,619,397 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON CO

(1) Includes option contracts exercisable into 147,800 shares of Common Stock.

CUSIP No. 452521107	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share ("Common Stock"), of Immersion Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 50 Rio Robles, San Jose, California 95134.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed by Acacia Research Corporation, a Delaware corporation ("Acacia" or the "Reporting Person"). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that it and certain other persons constitute a "group." Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b) The principal business address of the Reporting Person is 4 Park Plaza, Suite 550, Irvine, California 92614.

(c) The full name of the Reporting Person is Acacia Research Corporation. The principal business address of Acacia is 4 Park Plaza, Suite 550, Irvine, California 92614. Acacia's principal business is patent licensing.

(d) During the past five years, the Reporting Person has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Acacia is a Delaware corporation.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person expended an aggregate of approximately (i) $11,057,835 of working capital to purchase the shares of Common Stock and (ii) $164,820 of working capital to purchase options exercisable into shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person purchased the shares of Common Stock because it believed them to be trading at a discount to intrinsic value owing to missteps and errors of strategy that can be corrected to realize the value of the Issuer's assets. The Reporting Person intends to engage in discussions with the Board of Directors of the Issuer (the "Board"), other shareholders of the Issuer, management of the Issuer, and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy, potential business combinations and strategic alternatives, and future plans of the Issuer. The Reporting Person may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance stockholder value or enhance the value of the Issuer's assets, including plans or proposals that may involve strategic transactions or an acquisition of the Issuer. The Reporting Person also may take other actions including board reconstitution of the Issuer by means of direct shareholder action and actions concerning the charter and bylaws of the Issuer. Any such actions or transactions may be taken, advocated by, or involve the Reporting Person alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 452521107	SCHEDULE 13D	Page 4 of 6 Pages

The Reporting Person intends to review its investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the shares of Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing its intentions with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock, including option contracts that may be exercisable into shares of Common stock that the Reporting Person may be deemed to beneficially own upon satisfaction of certain conditions, and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 31,553,719 shares of Common Stock issued and outstanding as of May 1, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the Securities and Exchange Commission on May 10, 2019.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock, as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

CUSIP No. 452521107	SCHEDULE 13D	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has entered 1,478 option contracts with unaffiliated third party financial institutions which may be exercisable by the Reporting Person into 147,800 shares of Common Stock. The options have a strike price of $7.50 and expiration dates ranging from August 16, 2019 to November 15, 2019.

Except as otherwise set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the shares of Common Stock of the Issuer During the Last 60 Days

CUSIP No. 452521107	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2019

ACACIA RESEARCH CORPORATION

By:	/s/ Marc W. Booth
Name:	Marc W. Booth
Title:	Chief Intellectual Property Officer

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each executive officer or director of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D except as otherwise disclosed herein.

Acacia

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Marc W. Booth	Chief Intellectual Property Officer	Chief Intellectual Property Officer of the Reporting Person	United States	4 Park Plaza, Suite 550, Irvine, CA 92614
Isaac T. Kholberg	Director	Senior Associate Provost and Chief Technology Development Officer at Harvard University	United States	1350 Massachusetts Ave, Suite 847, Cambridge, MA 02138
Maureen O'Connell	Director	Director of the Reporting Person	United States	4 Park Plaza, Suite 550, Irvine, CA 92614
Clifford Press	Director	Managing Member of OPP, LLC	United States	767 Third Avenue, 15th Floor, New York, NY 10017
Luis E. Rinaldini	Director	Chief Executive Officer of Groton Partners LLC	United Kingdom	151 Post Road, Old Westbury, NY 11568
Alfred V. Tobia, Jr.	Director	Co-Founder and Portfolio Manager of Sidus Investment Management, LLC	United States	767 Third Avenue, 15th Floor, New York, NY 10017
Katharine Wolanyk	Director	Managing Director at Burford Capital, LLC	United States	353 N. Clark Street, Suite 2700 Chicago, IL 60654

EXHIBIT A

Transactions in the shares of Common Stock of the Issuer During the Last 60 Days

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Acacia

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
06/03/2019	233,000	7.6320
06/04/2019	44,800	7.6763
06/05/2019	140,691	7.5253
06/06/2019	151,589	7.4699
06/07/2019	150,000	7.4856
06/10/2019	100,000	7.5538
06/11/2019	65,000	7.5517
06/12/2019	42,600	7.2995
06/13/2019	35,612	7.3176
06/14/2019	32,500	7.2764
06/17/2019	12,500	7.4059
06/19/2019	3,344	7.6275
07/03/2019	1,679	7.5300
07/05/2019	8,503	7.5189
07/08/2019	89,818	7.4630
07/09/2019	20,548	7.3458
07/10/2019	58,652	7.3550
07/11/2019	75,400	7.3933
07/12/2019	27,250	7.3983
07/15/2019	7,451	7.4008
07/16/2019	5,852	7.4298
07/17/2019	14,300	7.4257
07/18/2019	26,393	7.4519
07/19/2019	13,323	7.4786
07/22/2019	19,301	7.4597
07/30/2019	3,923	7.9217
08/01/2019	17,568	7.9677